

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

November 17, 2008

InterAmerican Acquisition Group Inc.
Attention: William C. Morro, Chief Executive Officer
2918 Fifth Avenue South, Suite 209
San Diego, California 92103

Re: InterAmerican Acquisition Group Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed November 7, 2008
File No. 333- 152977

Dear Mr. Morro:

We have reviewed your filing and have the following comments.

General

1.   Please update the disclosures in your next amendment to the registration statement to reflect the changes to the transaction described in the current report on Form 8-K you filed on November 12, 2008.

2.   Please disclose on financial statement index page FI-1 that audited CNC financial statements have been omitted and that the entity has no operations or material assets or liabilities.

3.   Please note the financial statement updating requirements in Article 8-08 of Regulation S-X.

Management's Discussion and Analysis, page 140

4.   Regarding the subcontractor indemnity arrangements referenced on page 145, please disclose therein whether subcontractors are paid in full prior to expiration of the warranty period. It is not clear whether the contractual provisions for payments to subcontractors are materially impacted by any holdback provisions that could further mitigate the company's risk of warranty loss.

5.   The disclosure on page 145 states that "there is currently no objective basis for making an estimate of warranty cost due to the Group's short operating history". On page 143, we note the statement that "The Group's experience is that use of third-party verification to achieve each Preliminary Acceptance provides an accurate record of work completed

and that differences in the cumulative value of Preliminary Acceptances and the final project price are not material." There is a concern that readers may be confused by these seemingly different characterizations of the company's ability to make accounting estimates. It appears that there is enough data to assert that final contract prices are reasonably estimable but not enough data to make a reasonable estimate of warranty costs. Please provide clarifying disclosure therein and more fully describe the relevant details about the Group's experience in making such material accounting estimates. See Section 501.14 of the Financial Reporting Codification.

6.   Please expand the disclosure on page 159 to state the reasons why management decided that the company would not keep the share of collections that they were due. Please state whether there are any disagreements with the customer over the adequacy of the work performed or over the amount due. Please clearly disclose the date when payment was contractually due. If the amount is past due, please clearly disclose the reasons for the delinquency. Please clarify the reference to payments being made on "an accelerated basis". If this project was completed in the first quarter of 2007, it remains unclear why the company has not collected any of their revenue and whether there are errors in the company's revenue recognition and bad debt accounting policies.

7.   The disclosure on page 159 states that "Sing Kung has rights to dispose of Jiaohe Project assets (or substitute assets) to ensure payment". Please disclose whether there are any known factors that could reasonably be expected to materially impair the company's ability to successfully foreclose on assets of the municipality. For example, known instances of such rights being successfully or unsuccessfully exercised in similar circumstances may be relevant.

8.   Regarding customer payment terms, please provide an accounting policy disclosure that clearly reflects compliance with APB 21.

9.   The disclosure on page 155 references a "decrease in BT project receivables" whereas the 6/30/08 balance appears to have increased. Please provide reconciling disclosure.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 170

10.   It appears inappropriate to record a liability and intangible asset for the SNC acquisition before the acquisition is actually consummated. See paragraph 48 of SFAS 141 and revise the financial statements as appropriate.

11.   If the SNC acquisition is deemed probable, then the pro forma financial statements should give effect to the transaction. Relevant details should be disclosed in a footnote to the pro forma financial statements i.e. calculation and allocation of purchase price; discount rate used to estimate the fair values of acquired long-term receivables and liabilities; contingencies; etc.

Sing Kung Financial Statements, page FII-1

12.   Regarding Exhibit 10.4, please clarify the business purpose of this agreement. It appears that SNC (owned by Mr. Mao and Ms. Gong) is agreeing to pay a 90% commission to CCI (owned fully or partially by Mr. Mao) for consulting services. Please tell us if there are any other equity holders of CCI. Tell us how SNC was able to earn $1.5 million in fees given the terms of this contract and if $1.35 million (90%) of consulting expense was recognized by SNC.

13.   Regarding Exhibit 10.5, please reconcile the 10 year term referenced in Item 4 with the disclosure on page FII-8 that the Purchase Agreement was for an indefinite term.

14.   Please clarify the manner in which CCI "committed its capital" and "guaranteed the payment of subcontractors". It is unclear whether CCI has any material amount of capital and it does not appear that the subcontractors are paid until payments are received from the customer. In this regard we note that the 6/30/08 payables to subcontractors on page FII-4 appear to exceed the costs incurred reflected in Note 12 on page FII-19. It continues to appear that the 2 equity owners of SNC would absorb the majority of losses and thus consolidation of SNC by Sing Kung is contrary to paragraphs 14-15 of FIN 46(R). For example, we note that under the amended purchase agreement disclosed on page FII-24, any uncollectible SNC receivables would be deducted from the purchase price paid to the 2 equity holders.

15.   Please note that 9/30/08 financial statements of SNC may be required pursuant to Article 8-04 of Regulation S-X.

16.   Please tell us whether Mr. Mao and Ms. Gong own any equity interests in Sing Kung and/or CCI.

17.   Please tell us why no minority interest accounts are included in the 6/30/08 Sing Kung financial statements given that 100% of a consolidated entity is owned by outside investors.

13. BT Project Receivables, page FII-20

18.   As previously requested, please expand the liquidity section of MD&A to disclose management's expectations regarding the timing of cash collections relative to the substantial unbilled revenue balances. For example, we understand that the $48 million Jiaohe Phase I project was 100% complete at 9/30/08 (page 160). Disclose in MD&A the month that management expects to receive final acceptance, and the ability to bill this project. Disclose the repayment terms and the amount expected to be collected by 9/30/09; 9/30/10; and thereafter. Disclose also the contractual payment provisions for the BT project payables. See Section 501.13.a of the Financial Reporting Codification.

19.   Please delete the reference on page 153 to cash flow from operations as a source of liquidity given that negative operating cash flows have been incurred in all periods presented.

Note 9(b), page FII-18

20.   Please disclose the circumstances under which the preferred stock can be redeemed. Compliance with EITF D-98 should be clearly evident.

Exhibit 5.1 – Legal Opinion of Maples and Calder

21.   The number of shares covered by counsel's opinion (13,935,000) is less than the number of shares you are registering (19,398,718). As counsel's opinion must cover all of the shares you are registering, please have counsel revise its opinion to cover all 19,398,718 shares. Please see Item 601(b)(5)(i) of Regulation S-K and Paragraph 29 of Schedule A to the Securities Act of 1933, as amended.

22.   Regarding the "Assumptions" section of counsel's opinion, paragraphs 3.6, 3.7 and 3.8 are inappropriate because they assume legal conclusions that your counsel should be in a position to evaluate in order to render the opinions required by Item 601(b)(5)(i) of Regulation S-K. Accordingly, please have your counsel revise its opinion to remove the aforementioned paragraphs.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Al Pavot, staff accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King, staff attorney, at (202) 551-3338 or the undersigned at (202) 551-3767 with any other questions.

                                        Sincerely,

                                        Jennifer Hardy
                                        Legal Branch Chief

Cc: Christopher S. Auguste, Esq. (Via Facsimile 212-715-8277)